FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .................... to ....................

Commission file number:  (1-13888)

UCAR CARBON SAVINGS PLAN
(Full title of the plan)

GRAFTECH INTERNATIONAL LTD.
(Name of issuer of the securities held pursuant to the plan)

Brandywine West, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803
(Address of principal executive office)

UCAR CARBON SAVINGS PLAN
TABLE OF CONTENTS

Financial Statements:
Statements of Net Assets Available for Plan Benefits at December 31, 2002 and 2003	Page 3
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2003	Page 4
Notes to Financial Statements	Page 5
Supplemental Schedule: Schedule of Assets Held for Investment Purposes at End of Year	Page 11
Report of Independent Registered Public Accounting Firm	Page 12
Signature	Page 13
Note: Other supplemental schedules not included are not applicable.

UCAR CARBON SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
At December 31,

	2002	2003
ASSETS:
Investments, at fair value
Registered investment companies:
Vanguard Retirement Savings Trust	$58,441,980	$57,605,563
Vanguard 500 Index Fund	10,286,858	11,288,844
Vanguard PRIMECAP Fund	6,408,033	8,516,555
Vanguard Value Index Fund	5,944,090	7,042,458
Vanguard LifeStrategy Conservative Growth Fund	3,295,063	3,373,545
Vanguard LifeStrategy Growth Fund	1,361,942	2,042,216
Vanguard LifeStrategy Moderate Growth Fund	1,608,310	2,005,376
Janus Overseas Fund	1,345,530	-
UAM: ICM Small Company Portfolio	1,744,564	2,356,091
American Funds Euro Pacific Growth Fund R-4	-	1,414,157
Vanguard LifeStrategy Income Fund	767,655	1,209,836

	91,204,025	96,854,641

GrafTech International Ltd. Common Stock Fund
(formerly UCAR Common Stock Fund)	5,374,462	9,742,412
Participant loans receivable	2,460,060	1,910,721

Total investments, at fair value	99,038,547	108,507,774
Retirement Contribution Receivable due from
GrafTech International Ltd.	105,774	192,710

Net assets available for plan benefits	$99,144,321	$108,700,484

See Accompanying Notes to Financial Statements.

UCAR CARBON SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31,

	2002	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$3,787,516	$3,514,923
Employer	1,917,488	2,089,527

Total contributions	5,705,004	5,604,450

Investment (loss) income:
Interest and dividend income, investments	1,141,533	3,000,825
Interest income, participant loans	188,730	130,584
Net (depreciation) appreciation in fair value of investments	(10,559,461)	14,863,164

Net investment (loss) income	(9,229,198)	17,994,573

Total (reductions) additions	(3,524,194)	23,599,023

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	8,418,278	12,533,034
Asset transfers out	-	1,501,776
Other deductions	8,168	8,050

Total deductions	8,426,446	14,042,860

Net (decrease) increase for the year	(11,950,640)	9,556,163

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	111,094,961	99,144,321

End of year	$99,144,321	$108,700,484

See Accompanying Notes to Financial Statements.

UCAR CARBON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2003

(1)	Company and Plan Structure

We use the following terms to identify various companies and plans.

GrafTech International Ltd. is the public parent company and the issuer of the publicly traded common stock held within the UCAR Carbon Savings Plan. Prior to May 7, 2002, GrafTech International Ltd. was named UCAR International Inc.

UCAR Carbon Company Inc. is a wholly owned subsidiary of GrafTech International Ltd. through which we conduct most of our United States operations.

UCAR Carbon Savings Plan is a savings program for the exclusive benefit of UCAR Carbon Company Inc.’s eligible employees and their beneficiaries and the eligible employees and their beneficiaries of any company or other entity adopting the UCAR Carbon Savings Plan.

(2)	Description of the Plan

The following brief description of the UCAR Carbon Savings Plan (herein referred to as the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan consisting of several separate investment options as described below.

Administration

The Plan is administered by the Savings Plan Administrative Committee.

Participation

The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the “Company”).

Contributions

Participating non-union and collectively bargained Columbia, TN and Lawrenceburg, TN employees can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50% inclusive of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

The Company contributes on behalf of each participating non-union and collectively bargained Columbia, TN and Lawrenceburg, TN employee an amount equal to 100% of the employee’s basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay. Employer contributions are subject to applicable Internal Revenue Code limitations.

Participating collectively bargained Clarksburg, WV employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of union employee compensation may be contributed as supplemental contributions. Collectively bargained employee contributions are subject to applicable Internal Revenue Code limitations.

The Company contributes on behalf of each participating collectively bargained Clarksburg, WV employee an amount equal to 50% of the employee’s basic contribution.

The Company makes an Employer Retirement Contribution on behalf of eligible participants in the amount of 2.5% of compensation up to the Social Security Taxable Wage Base for the Plan Year and 5% of compensation for amounts in excess of the Social Security Taxable Wage Base. Employees who were grandfathered under the UCAR Carbon Retirement Plan, employees covered by the Columbia, Tennessee collective bargaining agreement, and employees covered by the Lawrenceburg, Tennessee collective bargaining agreement became eligible for Employer] Retirement contributions under this plan as of April 1, 2003, May 1, 2003 and August 1, 2003, respectively. The employees covered by the Clarksburg, WV collective bargaining agreement are not eligible to participate in the Employer Retirement Contribution.

Effective January 1, 2003 the Plan was amended to provide that all company contributions under the Plan shall be made in the form of GrafTech common stock. Participants are not required to keep the Company matching contributions in the GrafTech International Ltd. Common Stock Fund. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the plan’s other funds.

Vesting and Distributions

Participants are immediately vested in 100% of their savings account balance (including employer contributions plus actual earnings thereon).

Participants become fully vested in the Employer Retirement Contributions upon completion of at least 5 years service or attainment of a normal retirement date.

Withdrawals from the Plan can be made for financial hardship, after age 59 ½, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

Participant Accounts

Participants’ accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants’ account balances and the allocation of their account balances to the various investment options.

Participant Loans

The Plan permits participants to borrow money from their accounts. A minimum account balance of 2,000 is required to qualify for a loan. The minimum loan is $1,000 and the maximum loan is 50%

of a participants’ account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant’s account.

Trustee and Recordkeeper

The Plan’s trustee is Vanguard Fiduciary Trust Company and the Plan’s recordkeeper is The Vanguard Group.

Investment Options

During the plan year ending December 31, 2002 and 2003, participants were able to allocate their basic and supplemental contributions in one half-percentage point increments in any or all of the following investment options (descriptions have been summarized from the fund prospectus):

Vanguard Retirement Savings Trust: Seeks stable returns by investing in a combination of synthetic contracts, traditional insurance, and bank contracts. The average maturity range of the trust is 2-3 years. Because the trust invests in contracts designed to preserve a stable net asset value, the trust generates income without the price volatility associated with traditional short-term credit instruments. The trust maintains a strict credit policy requiring traditional contracts to be rated at least AA.

Vanguard 500 Index Fund: Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management”, or indexing, investment approach designed to track the performance of the Standard & Poor’s 500 Index, which is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index.

Vanguard PRIMECAP Fund: Seeks to provide long-term capital appreciation by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. It also may invest in companies with below-average earnings but bright prospects for earnings growth. The fund may not be broadly diversified; at times the fund may invest a large portion of its assets in select industries.

Vanguard Value Index Fund: Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization value stocks. The Fund employs a “passive management”, or indexing investment strategy designed to track the performance of the MSCI® US Prime Market Value Index, a broadly diversified index of value stocks of predominantly large U.S. companies. Prior to May 16, 2003 the fund’s target index was the Standard & Poor’s 500/Barre Value Index. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index.

Vanguard LifeStrategy Conservative Growth Fund: Seeks to provide current income and low to moderate growth of capital by investing in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of about 40% to bonds, 20% to short-term reserves, and 40% to common stocks. The percentages of the fund’s assets allocated to each of the underlying funds are 30% Vanguard Total Bonds Market Index

Fund, 25% Vanguard Asset Allocation Fund, 20% Vanguard Short-Term Corporate Fund, 20% Vanguard Total Stock Market Index Fund and 5% Vanguard Total International Stock Index Fund.

Vanguard LifeStrategy Growth Fund: Seeks to provide capital appreciation and some current income by investing in other Vanguard mutual funds according to a fixed formula that over time should results in an allocation of about 80% of assets to common stocks and 20% to bonds. The percentages of the Fund’s assets allocated to each of the underlying funds are 50% Vanguard Total Stock Market Index Fund, 25% Vanguard Asset Allocation Fund, 15% Vanguard Total International Stock Index Fund and 10% Vanguard Total Bond Market Index Fund.

Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide growth of capital and a low to moderate level of current income by investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. The percentages of the Fund’s assets allocated to each of the underlying funds are 35% Vanguard Total Stock Market Index Fund, 30% Vanguard Total Bond Market Index Fund, 25% Vanguard Asset Allocation Fund and 10% Vanguard International Stock Index Fund.

Janus Overseas Fund: Seeks to provide long-term growth of capital through investments in a diversified portfolio of foreign companies. The fund invests, under normal circumstances, at least 80% of its net assets in securities of issuers from countries outside the United States. The fund normally invests in securities of issuers from at least five different countries, excluding the United States. On September 26, 2003, Janus Overseas Fund was replaced by American Funds EuroPacific Growth Fund R-4.

UAM: ICM Small Company Portfolio: Seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity securities small cap companies. It may invest up to 20% of assets in American Depositary Receipts. The fund may also invest in equity securities listed on the New York and American Stock Exchanges or traded on the over-the-counter markets operated by the NASD.

American Funds Euro Pacific Growth R-4: On September 26, 2003, American Funds EuroPacific Growth Fund R-4 became the savings plan’s option for investing in international stocks. The fund seeks long-term growth of capital and normally invests at least 80% of assets in equity securities of issuers domiciled in Europe and the Pacific Basin. It may also hold cash or money market instruments.

Vanguard LifeStrategy Income Fund: Seeks to provide current income and some growth of capital by investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to bonds, 20% to short-term reserves, and 20% to common stocks. The percentages of the Fund’s assets allocated to each of the underlying funds are 50% Vanguard Total Bond Market Index Fund, 25% Vanguard Asset Allocation Fund, 20% Vanguard Short-term Corporate Fund and 5% Vanguard Total Stock Market Index Fund.

GrafTech International Ltd. Common Stock Fund (formerly UCAR Common Stock Fund): Seeks to provide the possibility for long-term growth through increases in the value of the common stock of GrafTech International Ltd. (herein referred to as “GrafTech Stock”).

GrafTech Stock is publicly traded on the New York Stock Exchange and had a closing price of $5.96 per share at December 31, 2002 and $13.50 at December 31, 2003.

GrafTech Discounted Stock Fund (formerly UCAR Discounted Stock Fund): The GrafTech Discounted Stock Fund was discontinued as of December 31, 2002 and all assets invested in the discounted fund were transferred to the GrafTech Common Stock Fund.

(3)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at market value, based upon quoted market prices. Unrealized appreciation or depreciation of investments carried at market value is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

(4)	Federal Income Taxes

On September 16, 2003, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted through June 10, 2003 and the Company believes there have been no changes that would negatively impact the Plan’s continued qualified status. Therefore the Plan has not recorded a provision for income taxes.

(5)	Plan Expenses

All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale or purchase of stock in the GrafTech International Ltd. Common Stock Fund are

charged to the fund. For the years ended December 31, 2002 and 2003, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan, except for certain loan origination fees and annual loan maintenance fees bore by the participants. For the years ended December 31, 2002 and 2003, plan expenses paid for by the Company amounted to $24,102 and $22,978, respectively.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(7)	Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in GrafTech Stock. GrafTech International Ltd. is the public parent company and the issuer of the publicly traded common stock held within the UCAR Carbon Savings Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

(8)	Asset Transfers Out

The plan had no asset transfers in 2002. Asset transfers out to other plans amounted to $1,501,776 in 2003 and pertained to GrafTech International Ltd.’s sale of its non-strategic composite tooling business based in Irvine, California in June 2003.

(9)	Forfeitures

At December 31, 2002 and 2003 forfeited non-vested accounts totaled $1,544 and $47,577, respectively. These accounts will be used to offset future employer contributions.

(10)	Investments of 5% or more

Investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2003 are as follows:

	At December 31,
	2002	2003
Vanguard Retirement Savings Trust	$58,441,980	$57,605,563
Vanguard 500 Index Fund	10,286,858	11,288,844
Vanguard PRIMECAP Fund	6,408,033	8,516,555
Vanguard Value Index Fund	5,944,090	7,042,458
GrafTech Common Stock Fund
(formerly UCAR Common Stock Fund)	5,374,462	9,742,412

During 2002 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(10,559,461) and $14,863,164, respectively, as follows:

	2002	2003
Mutual funds	$(7,107,138)	$8,400,441
Common Stock funds	(3,452,323)	6,462,723

	$(10,559,461)	$14,863,164

UCAR CARBON SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

Description	Current Value
* Vanguard Retirement Savings Trust,
57,605,563 shares	$57,605,563
* Vanguard 500 Index Fund, 109,953 shares	11,288,844
* Vanguard PRIMECAP Fund, 160,569 shares	8,516,555
* Vanguard Value Index Fund, 371,634 shares	7,042,458
* Vanguard LifeStrategy Conservative Growth Fund, 232,018 shares	3,373,545
* Vanguard LifeStrategy Growth Fund, 112,457 shares	2,042,216
* Vanguard LifeStrategy Moderate Growth Fund, 120,733 shares	2,005,376
* UAM: ICM Small Company Portfolio, 72,899 shares	2,356,091
* American Funds Euro Pacific Growth Fund R-4, 47,249 shares	1,414,157
* Vanguard LifeStrategy Income Fund, 91,654 shares	1,209,836
* GrafTech International Ltd. Common Stock Fund
(formerly UCAR Common Stock Fund), 752,891 shares
par value $.01	9,742,412
* Participant Loans Receivable (4.0%-9.5%)	1,910,721

Total	$108,507,774

* Represents party-in-interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
UCAR Carbon Savings Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for plan benefits of the UCAR Carbon Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 25, 2004

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UCAR CARBON SAVINGS PLAN

Date: June 28, 2004	By:/s/ Corrado F. DeGasperis
            Corrado F. DeGasperis

       Vice President, Chief Financial and Chief
       Information Officer,
      GRAFTECH INTERNATIONAL LTD.
       (Principal Financial Officer and Principal
       Accounting Officer)
       Chairman of the Savings Plan
Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP.